ZOOM VIDEO COMMUNICATIONS, INC.

55 Almaden Boulevard, 6th Floor

San Jose, CA 95113

April 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director
Kathleen Collins, Accounting Branch Chief
Mitchell Austin, Staff Attorney
David Edgar, Staff Accountant

RE:	Zoom Video Communications, Inc.
Registration Statement on Form S-1
File No. 333-230444

Ladies and Gentlemen:

Zoom Video Communications, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, April 17, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon C. Avina and Calise Y. Cheng of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jon C. Avina of Cooley LLP, counsel to the Registrant, at (650) 843-5307, or in his absence, Calise Y. Cheng at (650) 843-5172.

[Signature Page Follows]

Very truly yours,

ZOOM VIDEO COMMUNICATIONS, INC.

By:	/s/ Aparna Bawa
Name:	Aparna Bawa
Title:	General Counsel and Secretary

cc:	Eric S. Yuan, Zoom Video Communications, Inc.
Jon C. Avina, Cooley LLP
Calise Y. Cheng, Cooley LLP
Bradley M. Libuit, Cooley LLP
Alex K. Kassai, Cooley LLP
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

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